APPENDIX H
CODE OF ETHICS
Adopted September 20, 2010
Amended October 2024

I.    INTRODUCTION
High ethical standards are essential for the success of the Adviser and to maintain the confidence of clients and investors (together, “clients”) in investment funds managed by the Adviser. The Adviser’s long-term business interests are best served by adherence to the principle that the interests of clients come first. The Adviser has a fiduciary duty to clients to act solely for the benefit of its clients. All personnel of the Adviser, including directors, officers and employees of the Adviser must put the interests of the Adviser’s clients before their own personal interests and must act honestly and fairly in all respects in dealings with clients. All personnel of the Adviser must also comply with all federal securities laws. In recognition of the Adviser’s fiduciary duty to its clients and the Adviser’s desire to maintain its high ethical standards, the Adviser has adopted this Code of Ethics (the “Code”) containing provisions designed to prevent improper personal trading, identify conflicts of interest and provide a means to resolve any actual or potential conflicts in favor of the Adviser’s clients.
Adherence to the Code and the related restrictions on personal investing is considered a basic condition of employment by the Adviser. If you have any doubt as to the propriety of any activity, you should consult with the Chief Compliance Officer or his or her designee (the “Chief Compliance Officer”), who is charged with the administration of this Code.
II.    DEFINITIONS
1.    Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.
3.    Beneficial ownership includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect financial interest other than the receipt of an advisory fee.
4.    Covered Person means (a) any partner, officer, director, member or employee of the Adviser, or other person who provides investment advice on behalf of the Adviser and is subject to the supervision and control of the Adviser (i) who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding portfolio holdings of any reportable fund or (ii) who is involved in making securities recommendations to clients (or who has access to such recommendations that are nonpublic); and (b) any other person who has been specifically designated as such by the Chief Compliance Officer.
5.    Personal Account means any account in which a Covered Person has any beneficial ownership but does not include 529 plans or accounts that are limited by the relevant broker from trading securities other than open-end mutual funds.

6.    Reportable Security means all securities and instruments, except:
(i)    Direct obligations of the Government of the United States;
(ii)    Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;
(iii)    Shares issued by money market funds;
(iv)    Shares issued by registered open-end funds other than those managed by the Adviser or those whose adviser or principal underwriter controls the Adviser, is controlled by the Adviser, or is under common control with the Adviser; and
(v)    Shares issued by unit investment trusts that are invested exclusively in one or more unaffiliated registered open-end funds.
7.    Prohibited Security means (1) any security on the Restricted List; (2) any Reportable Security that a client owns with the exception of indices, interest rates and currencies and futures, forwards and options thereon; (3) any instrument in the following asset classes in which client accounts may trade: residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), asset-backed securities (“ABS”), collateralized debt obligations (“CDO”); collateralized loan obligations (“CLO”), and commercial, residential, multi-family and consumer loans and warehouses; and (4) any security of any issuer that in the determination of the CCO, which may be based on consultation with the Chief Investment Officer and/or the Portfolio Manager, presents a conflict of interest given the investment manager’s investment activities, which may include for example, any issuer that is involved in mortgage or consumer loan servicing or loan origination, broker dealer and/or investment banking activities, aviation, automotive, transportation, real estate, and solar.
8.    Restricted List has the definition found in the Firm’s Policy and Procedures to Detect and Prevent Insider Trading.
9.     Short Sale means the sale of securities that the seller does not own.
III.    APPLICABILITY OF CODE OF ETHICS
Personal Accounts of Covered Persons. This Code applies to all Personal Accounts of all Covered Persons.
A Personal Account also includes a Personal Account maintained by or for:
    A Covered Person's spouse (other than a legally separated or divorced spouse of the Covered Person) and minor children;
    Any immediate family members who live in the Covered Person’s household;
    Any persons to whom the Covered Person provides primary financial support, and either (i) whose financial affairs the Covered Person controls, or (ii) for whom the Covered Person provides discretionary advisory services; and

    Any partnership, corporation or other entity in which the Covered Person has a 25% or greater beneficial interest, or in which the Covered Person exercises effective control.
A comprehensive list of all Personal Accounts will be maintained by the Adviser’s Chief Compliance Officer.
IV.    FRAUD, DECEIT AND MANIPULATION
No Covered Person may, directly or indirectly, in connection with the purchase or sale of a security held or to be acquired by a client:
1.    Employ any device, scheme or artifice to defraud the client;
2.    Make any untrue statement of material fact or omit to state any material fact to the client necessary in order to make the statements made to the client, in light of the circumstances under which they are made, not misleading;
3.    Engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the client; or
4.    Engage in any manipulative practice with respect to the client.
V. RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES
1.    General. It is the responsibility of each Covered Person to ensure that a particular securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code or otherwise prohibited by any applicable laws. Personal securities transactions for Covered Persons may be effected only in accordance with the provisions of this Section.
2.    Preclearance of Transactions in Personal Account. A Covered Person must obtain the prior written approval of the Chief Compliance Officer before engaging in any transaction in his or her Personal Account. The Chief Compliance Officer may approve the transaction if the Chief Compliance Officer concludes that the transaction would comply with the provisions of this Code. A request for preclearance must be made via the MyComplianceOffice (“MCO”) system in advance of the contemplated transaction, and, if access to such system is not available, by completing the Preclearance Form and submitting it to the Chief Compliance Officer. A Preclearance Form is attached as Attachment A. Generally, any Prohibited Securities will not be approved for personal trading.
Any approval given under this paragraph will expire as of the end of the business day in which it is received for market orders and as of the end of the third business day in which it was received for limit orders.
3.    Prohibitions on Trading . Absent the prior written approval of the Chief Compliance Officer, a Covered Person may not execute any personal securities transaction of any kind, whether long or short, in any Prohibited Securities.
4.    Initial Public Offerings and Initial Coin Offerings. A Covered Person may not acquire any direct or indirect beneficial ownership in any initial public offering or initial coin offering of

Digital Currency (as defined herein) without prior written approval of the Chief Compliance Officer.
5.    Private Placements and Investment Opportunities of Limited Availability. A Covered Person may not acquire any beneficial ownership in any securities in any private placement of securities or investment opportunity of limited availability, including, but not limited to, investments in private companies, private equity funds or other hedge funds. unless the Chief Compliance Officer has given express prior written approval. The Chief Compliance Officer, in determining whether approval should be given, will take into account, among other factors, whether the investment opportunity should be reserved for clients and whether the opportunity is being offered to the Covered Person by virtue of his or her position with the Adviser.
6.    Short Term or Excessive Trading. The Adviser believes that short term or excessive personal trading by its Covered Persons can raise compliance and conflicts issues. Accordingly, no Covered Person may purchase and sell the securities of the same issuer within 30 days, subject to the exceptions in Section VI below. In addition, while there is no fixed limit on the number of trades permitted during a given period, the Adviser may limit personal trading by any Covered Person that it deems to be excessive.
7.     Management of Non-Adviser Accounts. Covered Persons are prohibited from managing accounts for third parties who are not clients of the Adviser or serving as a trustee for third parties unless the Chief Compliance Officer preclears the arrangement. The Chief Compliance Officer may require the Covered Person to report transactions for such account and may impose such conditions or restrictions as are warranted under the circumstances.
VI.    EXCEPTIONS FROM PRECLEARANCE AND MINIMUM HOLDING PERIOD PROVISIONS
In recognition of the de minimis or involuntary nature of certain transactions, this section sets forth exceptions from the preclearance and minimum holding period requirements. The other restrictions and reporting obligations of the Code will continue to apply to any transaction exempted from preclearance or minimum holding period requirements pursuant to this Section. Accordingly, the following transactions will be exempt only from the preclearance requirements of Section V(2) and the minimum holding period requirements of Section V(7):
1.    Purchases or sales that are non-volitional on the part of the Covered Person, such as purchases that are made pursuant to a merger, tender offer or exercise of rights;
2.    Purchases or sales pursuant to an Automatic Investment Plan;
3.    Transactions in securities that are not Reportable Securities;
4.    Transactions effected in, and the holdings of, any account over which the Covered Person has no direct or indirect influence or control (i.e., blind trust, discretionary account or trust managed by a third party) (collectively, “Third Party Managed Accounts”); and
5.    Purchases or sales of closed-end funds, ETFs, currencies, commodities, and futures, forwards or options thereon; and index futures and options.

NOTE: The Chief Compliance Officer requires a copy of the Third-Party Managed Account agreement as evidence of the delegation of investment authority to the trustee or third-party manager, which agreement will be maintained on file. Covered Persons with Third Party Managed Accounts will be required to submit initial and annual certifications with respect to their involvement with the Third-Party Managed Account. These certifications will be submitted to the Chief Compliance Officer via the MCO system. If access to the MCO system is not available, certifications (a form of which is attached hereto as Attachment C) must be submitted to the Chief Compliance Officer.

VII.     DIGITAL CURRENCIES
Digital Currencies (as defined herein) are not Reportable Securities and therefore, are not subject to the requirements of this Policy. Digital Currency accounts that are restricted entirely to buying or selling Digital Currency (e.g., Coinbase accounts) are not Personal Accounts and also are not subject to the requirements herein.
Public transactions involving futures or options on Digital Currencies or securities whose underlying assets may include Digital Currencies (e.g., ETFs) are exempt only from the preclearance requirements of Section V(2) and the minimum holding period requirements of Section V(7). Accounts holding such securities are Personal Accounts and are subject to the requirements herein, including those in Section VIII.
Private transactions involving private Digital Currency funds, Digital Currency platforms or Digital Currency advisors are subject to this Policy, including Section V(6) above.
For purposes of this Policy, “Digital Currency” is a unit of storage, representation of value or interest, medium of exchange or unit of account (including without limitation tokens, digital coins and other digital implementations) which may or may not be convertible into fiat currency, but which use cryptography and software (which may include applications commonly referred to as “smart contracts”) to operate as such a unit of storage, representation of value or interest, medium of exchange, or unit of account, and which operate in conjunction with public or private, permissioned or permissionless implementations of blockchain, distributed ledger or similar protocols. “Virtual Currency” is a form of Digital Currency which is generated by the operation of technology in conjunction with a distributed ledger implementation and which is not associated exclusively with any particular issuer or provider of such Digital Currency. Virtual Currencies include Bitcoin, Ether, Bitcoin Cash, and Ripples.
VIII.    REPORTING
1.     All Covered Persons must have all Personal Accounts electronically connected with MCO via a broker feed or by providing electronic access to your account via MCO. If a Covered Person is unable to electronically connect their personal account, the , Covered Person is required supply the Chief Compliance Officer with the Covered Person's monthly and/or quarterly Personal Account statements within 30 days after the end of such period as detailed below.
2.    New Accounts. Each Covered Person must notify the Chief Compliance Officer promptly upon opening any new Personal Account or moving an existing Personal Account to a different broker or custodian and the Covered Person is required to add such new account to MCO.
3.    Holdings Disclosure.

(i)     Initial Holdings Report. All Covered Persons must, within 10 days of commencement of employment with the Adviser, provide and attest to their holdings in Covered Accounts. Covered persons may do this by either electronically connecting their account to MCO and allowing the holdings to feed or by uploading their account statement into MCO and then attesting that all holdings have been provided. The account statement must contain the following:
a.    all of the securities in Personal Accounts in which the Covered Person has direct or indirect beneficial ownership, (including title and exchange ticker symbol or CUSIP number, type of security, number of shares and principal amount (if applicable) of each Reportable Security in which the Covered Person has any beneficial ownership); and
b.    the names of any brokerage firms or banks where the Covered Person has a Personal Account.
The report must be dated the day the Covered Person submits it, and must contain information that is current as of a date no more than 45 days prior to the date the person becomes a Covered Person of the Adviser.
(ii)    Annual Holdings Reports. Not later than 30 days after the end of each calendar year, each Covered Person must report and attest to their holdings in Covered Accounts as of the end of the calendar year. Covered Persons will report and attest via a MCO certification that either lists all holdings that were fed into the system electronically or by uploading an account statement to the MCO attestation, and then in either case attesting that all holdings have been reported. The information contained in the annual holdings report must be current as of a date not more than 45 days prior to the date the report was submitted, and must include:
a.     the title, number of shares and principal amount of each security in which the Covered Person had any direct or indirect beneficial ownership in a Personal Account;
b.    the name of any broker, dealer or bank with whom the Covered Person maintains a Personal Account in which any securities are held for the direct or indirect benefit of the Covered Person; and
c.    the date that the report is submitted by the Covered Person.
(iii) Quarterly Transaction Reports Not later than 30 days after the end of each quarter year, each Covered Person must report and attest to their transactions in Covered Accounts for the prior quarter. Covered Persons will report and attest via a MCO certification that either lists all transactions that were fed into the system electronically or by uploading an account statement to the MCO attestation, and then in either case attesting that all transactions have been reported. The quarterly transaction report shall list, with respect to each Reportable Security transaction:
a.    the date of the transaction, the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Reportable Security involved;
b.    the nature of the Reportable Security transaction (e.g., purchase, sale or any other type of acquisition or disposition);

c.    the price of the Reportable Security at which the transaction was effected;
d.    the name of the broker, dealer or bank with or through which the Reportable Security transaction was effected; and
e.    the date that the report is submitted by the Covered Person.
With respect to any Personal Account established by the Covered Person in which any Reportable Securities were held during the previous quarter for the direct or indirect benefit of the Covered Person, the quarterly transaction report must also contain: (i) the name of the broker, dealer or bank with whom the Covered Person established the Personal Account; and (ii) the date the Personal Account was established.
Note: Even if a Covered Person had no Reportable Security transactions or did not open a new Personal Account during the quarter, he or she complete an attestation. The attestation will indicate that, during the quarter, no Reportable Security transactions were conducted and no new Personal Accounts were established.
5.    Covered Persons must report immediately any suspected violations to the Chief Compliance Officer.
6.    Transactions Subject to Review. The Reportable Securities transactions reported on the Broker's Confirmations will be reviewed and compared against client Reportable Securities transactions.
IX.    RECORDKEEPING
The Chief Compliance Officer will keep in an easily accessible place for at least five (5) years copies of this Code, all reports of Covered Persons, copies of all preclearances, records of violations and actions taken as a result of violations, acknowledgments and other memoranda relating to the administration of this Code. The Adviser will maintain a list of all Covered Persons currently and for the last five (5) years.
All documents required to be maintained pursuant to the Code may be maintained electronically.
X.    OVERSIGHT OF CODE OF ETHICS
1.    Acknowledgment. The Chief Compliance Officer will annually distribute a copy of the Code to all Covered Persons. The Chief Compliance Officer will also distribute promptly all amendments to the Code. All Covered Persons are required annually to sign and acknowledge their receipt of this Code via the MCO, or if access is not available, by signing the form of acknowledgment attached as Attachment B or such other form as may be approved by the Chief Compliance Officer.
2.    Review of Transactions. Each Covered Person's transactions in his/her Personal Account will be reviewed by Compliance for compliance with this Code. This process may be done automatically by MCO through the use of broker feeds and the Restricted List inputted into MCO. Any Covered Person transactions that are believed to be a violation of this Code will be reported to the management of the Adviser. The Chief Operating Officer of the Adviser will review the Chief Compliance Officer’s transactions and preclearance requests.
3.    Sanctions. Adviser’s management, with advice of legal counsel, at their discretion, will consider reports made to them and upon determining that a violation of this Code has occurred, may impose such sanctions or remedial action as they deem appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment and/or criminal or civil penalties.
4.    Authority to Exempt Transactions. The Chief Compliance Officer has the authority to exempt any Covered Person or any personal securities transaction of a Covered Person from any or all of the provisions of this Code if the Chief Compliance Officer determines that such exemption would not be against any interests of a client and in accordance with applicable law.
5.    Form ADV Disclosure. The Chief Compliance Officer will ensure that the Adviser’s Form ADV (i) describes the Code on Part 2A and (ii) offers to provide a copy of the Code to any client or prospective client upon request.
XI.    CONFIDENTIALITY
All reports of personal securities transactions and any other information filed pursuant to this Code will be treated as confidential to the extent permitted by law.